Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               Fax (303) 431-1567







                                 April 22, 2005



Mr. Bret Johnson
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re:      XsunX, Inc.
         File No. 029621
         Your February 10, 2005 Comment Letter

Dear Mr. Johnson:

         In response to your comment letter dated February 10, 2005, XsunX has amended and filed its 10KSB and responds to your numbered comments as follows:

         1. Please be advised that the reverse split ONLY reversed the "issued and outstanding" common stock-NOT the authorized. The shareholders voted and approved the reverse of the "issued and outstanding" common stock with a Proxy Statement and shareholders' meeting.

         2. In response to comment #2, see p. 17 and 19-20 for revisions responsive to your comment between R tags.

         3. See p. 23 for revisions in the Controls and Procedures section shown between R tags responsive to comment 3.

         4.  See p. F-1 for revisions in response to comment 4, shown at R tag.

         5. The report has been corrected in response to comment #5. See R tag on p. F1.

Mr. Bret Johnson
Securities and Exchange Commission
April 22, 2005
Page 2


         6. In response to comment #6, all financials have been revised to delete "consolidated" in the headers at p. F-2 to F-5.

         7. In response to comment #7, the "Warrant/Option Expense" was computed for the value of the Warrants given to Dr. Madan and James Bentley. See attached chart. Also please read the detail contained in Note 6 to the financials statements. We believe this is adequate disclosure and that the booking of the spread between the option exercise price ($.15) and the market value of the stock at date of grant ($.30) is certainly a most conservative accounting treatment. It resulted in a $1.2 million charge to expenses for the 8 million warrants.

         8. In response to comment #8, please see Note 6 to the financial statements which fully discusses the terms of the Tech Sharing and license agreement. We believe this is adequate disclosure. The only charges in the future will be "costs" incurred in developing, adapting, and marketing the technology, which will be expensed as incurred.

         Please note that XsunX did not attempt to capitalize this expense of issuance of the options.

         9. In response to comment #9, XsunX has revised the Cash Flows State-ment pursuant to your comment #9. Please note, the revision at "Non-Cash Trans-actions" at the bottom of the Statement at p. 4.

         10. In response to comment #10, please be advised that the 70 million shares issued for "technology" which was unproven and not in production was valued at only $3, because we knew SEC Staff would deem it an "impaired asset" if we didn't.

         The services for which shares were issued was based upon the market price of the company stock at the time the services were engaged by XOPTIX in June 2003. The Company agreed to honor XOPTIX's compensation arrangements as part of the transaction. The shares were restricted "non-tradable."

         11. In response to comment #11, XsunX chose to book all of the warrant expense without relation to the "performance" because the performance measurement was such a subjective (as opposed to objective) evaluation. XsunX believes in this case such is appropriate to disclose so the public investor has the most negative possible picture at the earliest date.

         12. In response to comment #12, see Note 7, revisions in R tags in response to comment #12.

Mr. Bret Johnson
Securities and Exchange Commission
April 22, 2005
Page 3


         13. In response to comment #13, see revisions in R tags in Exhibit 31 in response to comment #13.

         We hope these revisions resolve all of the Staff's comments satisfactorily. Please let us know if there are further comments.

                                          Sincerely,


                                          /s/ Michael A. Littman
                                          Michael A. Littman

MAL:jb

Mr. Bret Johnson
Securities and Exchange Commission
April 22, 2005
Page 4


                                                    WARRANT/OPTION EXPENSE CHART



                                                                   Warrant Value
                                                                   at Grant Date
                                                                  Over Exercise             Underlying Share
Owner                    # of Shares        Exercise Price        Price                     Value at Grant Date
-----------------------  ------------------ --------------------- ------------------------  -------------------------
James Bentley                     1,000,000                  $.15                     $.15                       $.30
MVSystems                         5,000,000                   .15                      .15                        .30
MVSystems                         1,000,000                   .15                      .15                        .30
Dr. Arun Madan                    1,000,000                   .15                      .15                        .30


8 million warrants x $.15 (spread at grant date) = $1,200,000.